U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Powers, Lawrence M.
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   (Last)               (First)                 (Middle)

47 Beech Road
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                                    (Street)

Englewood, NJ 07631
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Siti-Sites.com, Inc. SITI
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
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4. Statement for Month/Year

December, 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)

Chief Executive Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock               12/7/01        J (1)           1,700,000   A      $.025    8,436,666      D, I      (1)
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Common Stock               9/3/00         S                 600,000   D      $.125    8,436,666      D, I      (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
              2.                                                                                          Deriv-    Form of
              Conver-                    5.                                  7.                           ative     Deriv-   11.
              sion                       Number of                           Title and Amount             Secur-    ative    Nature
              or                         Derivative        6.                of Underlying     8.         ities     Secur-   of
              Exer-             4.       Securities        Date              Securities        Price      Bene-     ity:     In-
              cise     3.       Trans-   Acquired (A)      Exercisable and   (Instr. 3 and 4)  of         ficially  Direct   direct
              Price    Trans-   action   or Disposed       Expiration Date   ----------------  Deriv-     Owned     (D) or   Bene-
1.            of       action   Code     of(D)             (Month/Day/Year)          Amount    ative      at End    In-      ficial
Title of      Deriv-   Date     (Instr.  (Instr. 3,        ----------------          or        Secur-     of        direct   Owner-
Derivative    ative    (Month/  8)       4 and 5)          Date     Expira-          Number    ity        Month     (I)      ship
Security      Secur-   Day/     ------   ------------      Exer-    tion             of        (Instr.    (Instr.   (Instr.  (Instr.
(Instr. 3)    ity      Year)    Code V    (A)   (D)        cisable  Date     Title   Shares    5)         4)        4)       4)
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Options to    $.50-    12/7/01  J (1)           1,700,000  1999-    2004-    Common  1,700,000 $0         0         D, I     Options
purchase      $2.50                             cancelled  2006     2006     Stock             cancelled                     of
Common Stock                                                                                                                 850,000
                                                                                                                             shares,
                                                                                                                             totally
                                                                                                                             owned
                                                                                                                             by
                                                                                                                             Barclay
                                                                                                                             V.
                                                                                                                             Powers
                                                                                                                             can-
                                                                                                                             celled
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Explanation of Responses:

(1) The Reporting Person acquired the Common Stock via purchase from Issuer for cash, on condition that all of his and his family's outstanding stock options, totaling 1,700,000 shares, be surrendered and cancelled. Shares include 4,818,333 shares held by his son and director, Barclay V. Powers.

(2) Consists of sale for cash of 600,000 shares of Common Stock at $.125 per share on September 30, 2000 to his son and director, Barclay V. Powers.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

/s/ Lawrence Powers                 January 5, 2002      See 18 U.S.C. 1001 and
--------------------------------   ------------------    15 U.S.C. 78ff(a).
** Signature of Reporting Person          Date

Name: Lawrence Powers
Title: Chairman of the Board, Chief Executive Officer

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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